Filed Pursuant to Rule 433
Registration Statement No. 333-116246
May 1, 2008
PRICING TERM SHEET

Issuer:	CenterPoint Energy, Inc.

Security:	6.50% Senior Notes due 2018

Legal Format:	SEC Registered

Size:	$300,000,000

Trade Date:	May 1, 2008

Expected Settlement Date:	May 6, 2008

Maturity Date:	May 1, 2018

Coupon:	6.50%

Interest Payment Dates:	May 1 and November 1, commencing November 1, 2008

Price to Public:	99.487%

Benchmark Treasury:	3.50% due February 15, 2018

Benchmark Treasury Yield:	3.751%

Spread to Benchmark Treasury:	+ 282 basis points

Yield:	6.571%

Make-whole call:	At any time at a discount rate of Treasury plus 45 basis points

CUSIP:	15189TAQ0

Anticipated Ratings:	Moody’s Ba1 S&P BBB- Fitch BBB-

Joint Book-Running Managers:	Greenwich Capital Markets, Inc. Lehman Brothers Inc. Wachovia Capital Markets, LLC

Co-Managers:	Barclays Capital Inc. HSBC Securities (USA) Inc. Lazard Capital Markets LLC RBC Capital Markets Corporation SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Greenwich Capital Markets, Inc. toll-free at 1-866-884-2071, Lehman Brothers Inc. toll-free at 1-888-603-5847 or Wachovia Capital Markets, LLC toll-free at 1-800-326-5897.